UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 28, 2025

(Date of Report (Date of earliest event reported))

SUGARFINA CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV	89118
(Address of principal executive offices)	(ZIP Code)

(855)784-2734
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On February 28, 2025, Sugarfina Corporation, a Delaware corporation (the “Company”), through its wholly owned subsidiary Candy Club Corporation (the “Purchaser”), entered into an asset purchase agreement with Gemcap Solutions, LLC, a Delaware limited liability company, as servicer and attorney-in-fact for secured party Gemcap Holdings, LLC (the “Secured Party”), to purchase in a public sale pursuant to the Uniform Commercial Code (the “UCC Sale”) the assets of Candy Club, LLC, a California limited liability company, as reorganized pursuant to and under a plan of reorganization, Candy Club Holdings, Inc., a Delaware corporation, Candy Club Investment, LLC, a Texas limited liability company, as reorganized pursuant to and under a plan of reorganization, and Candy Club Acquisition, LLC a Delaware limited liability company, as reorganized pursuant to and under a plan of reorganization, jointly and severally (collectively, the “Borrower”), held by the Secured Party as collateral under a loan and security agreement dated as of April 1, 2024, among the Borrower and the Secured Party. The Company believes that the addition of Candy Club will expands the Company’s market presence, provides product diversification, and presents operational and financial synergies.

The total consideration to be paid by Purchaser to Secured Party is $850,000, which includes $100,000 deposited into an escrow account upon execution of the asset purchase agreement. The remaining $750,000 is due upon closing, subject to certain post-closing adjustments to the extent the Secured Party receives any payments from account debtors of the Borrower after the closing date.

The foregoing description of the asset purchase agreement and the transactions contemplated by the asset purchase agreement is qualified in its entirety by the full text of the agreement, a copy of which is filed as 99.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUGARFINA CORPORATION

By:	/s/ Scott LaPorta
Name:	Scott LaPorta
Title:	Chief Executive Officer and Chief Operating Officer

Date: March 4, 2025

Exhibit Index

Exhibit No.	Description
99.1	Asset Purchase Agreement
99.2	Press Release